June 27, 2011

VIA EDGAR

Duc Dang
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3386

Re:         DigiPath, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form 10-12G
Filed on June 3, 2011
File No. 000-54239

Dear Mr. Dang:

This letter is in response to the Securities and Exchange Commission’s comment letter dated June 24, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's June 24, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Plan of Operations, page 4

1.
We note your response to comment 4(a) of our comment letter dated May 23, 2011. Please revise your disclosure to indicate that the general steps of the platform methodology will be available to your competitors but not the detailed steps of your process. Also, please explain how the steps and processes are proprietary.

We noted your comment, agreed with the comment, and deleted references to the word proprietary in the registration statement and revised our disclosure to indicate that the general steps of the platform methodology will be available to our competitors but not the detailed steps of our process.

Item 2. Management’s Discussion and Analysis or Plan of Operation
Three Months Ended March 31, 2011, page 11

2.
We note that you recorded $30,000 in revenues from three customers for consulting services. Please tell us what types of services were provided and from whom as you currently only have one employee. Also, please revise to provide more disclosure about the types of contracts entered into with these three customers. For example, are these long term contracts or have you provided the service and the contracts are completed.

We noted your comment, agreed with the comment, and revised the registration statement to include that the types of services performed were consulting services in assisting our clients with market awareness, marketing, product development, and sales outreach for rolling out affordable, innovative and reliable digital pathology solutions.    These revenues consisted of advisory service fees from clients which were paid on an hourly basis.  Our CEO provides these services currently; however, we plan to expand our employees in the next three months. The contracts with our clients are short term contracts and maybe terminated at any time.  As such, our current revenues may not be indicative of future revenues. We have not noted any significant trends that would have a material impact on revenues.

3.
Please revise your results of operations to discuss expectations for the future as it relates to the three customers you obtained during the first quarter of 2011 and discuss any new customers that you have obtained that may generate revenue in the future.

We noted your comment, agreed with the comment, and revised the registration statement to include that currently we have three customers which we obtained in the first quarter of 2011.  We currently six additional proposals for sales outreach services.  We cannot be assured of success.  If we are successful we expect our revenues would increase.  If we are unsuccessful and lose our current clients we expect our revenues to decrease.

Additionally, our consultants are currently not being compensated until such time as we can sustain our business model.  Within three months, we plan to start compensating our consultants.  At such time, our cost of sales will increase and our gross margin percentage will decrease.  We expect our gross margin percentage will be higher than 50%.

March 31, 2011 Financial Statements
Revenue Recognition, page 37

4.
You disclose that the Company is in the development stage and have yet to realize revenues from operations. We note that you recognized $30,000 in revenues during the first quarter of 2011 and you disclose in footnote 1 that you are no longer a development stage company due to the fact that you recognized revenues in the first quarter of 2011. Please reconcile.

We noted your comment, agreed with the comment, and deleted reference to being a development stage company in the registration statement.

5.
. In addition, please tell us the nature of these revenues and the services provided to the various customers. We note that you recorded no costs of sales during the first quarter of 2011. Please tell us how you were able to provide services with no costs incurred.

We noted your comment, agreed with the comment, and have further addressed this in Management’s Discussion and Analysis or Plan of Operation and revised the registration statement to include that the nature of services provided consulting services in assisting our clients with marketing, product development, and sales outreach as relates to rolling out affordable, innovative and reliable digital pathology solutions.    These revenues consisted of advisory service fees from clients which were paid on an hourly basis.  They are short term contracts and maybe terminated at any time.  As such, our current revenues may not be indicative of revenues. Additionally, our consultants are currently not being compensated until such time as we can sustain our business model.  Within three months, we plan to start compensating our consultants.  At such time, our cost of sales will increase and our gross margin percentage will decrease.  We expect our gross margin will be higher than 50%.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of June 3, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  June 27, 2011

DigiPath, Inc.

By: /s/ Eric Stoppenhagen
Eric Stoppenhagen, President